                                     Filed by Clear Channel Communications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company: Clear Channel Communications, Inc.
                                                      Commission File No. 1-9645


         The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include references made in the following press release, such as statements regarding:

     o    future financial and operating results,

     o    the proposed Clear Channel/SFX merger,

     o    the operation and prospects of the combined Clear Channel/SFX, and

     o    completion and benefits of pending acquisitions.

         Such statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the SFX stockholders to approve the merger; the risk that the Clear Channel and SFX businesses will not be integrated successfully; costs related to the merger; risks of new and changing regulation in the U.S. and internationally.

         For a detailed discussion of these and other cautionary statements, please refer to Clear Channel's filings with the Securities and Exchange Commission, especially in the "Item 1. Business - Forward-Looking Statements May Prove Inaccurate" section of Clear Channel's Form 10-K for the fiscal year ended December 31, 1998.

                            * * * * * * * * * * * * *

THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY CLEAR CHANNEL ON FEBRUARY 29, 2000.

Clear Channel Communications, Inc. and SFX Entertainment, Inc. Announce Merger

(San Antonio and New York) -- February 29, 2000... Lowry Mays, Chairman and CEO of Clear Channel Communications, Inc. (NYSE: CCU) and Robert F.X. Sillerman, Executive Chairman of SFX Entertainment, Inc. (NYSE: SFX) announced today that the companies have entered into a definitive merger agreement. SFX is the world's largest diversified promoter, producer and venue operator for live entertainment events. As of the market close on February 28, 2000, the transaction values SFX Entertainment at approximately $4.4 billion. This includes the assumption of approximately $1.1 billion of SFX's debt net of cash.

SFX provides integrated promotion, production, venue operation and event management services for a broad variety of live entertainment events. SFX currently owns or operates 120 live entertainment venues in 31 of the top 50 U.S. markets, including 16 amphitheaters in the top 10 markets. In addition, SFX is a leading fully-integrated sports marketing and management company, representing more than 650 professional athletes and is the largest producer and promoter of specialized motor sports shows in the U.S.

Including pending acquisitions, Clear Channel will own and operate radio stations and/or outdoor advertising properties in virtually every U.S. market where SFX owns and/or operates live entertainment venues.

Lowry Mays said: "This transaction allows Clear Channel, through SFX, to gain immediate leadership in the highly attractive live entertainment segment, while taking advantage of the natural relationship between radio and live music events. It leverages the marketing and promotional strength of Clear Channel's broadcasting and outdoor advertising platforms and adds a new component to the marketing solutions, which Clear Channel can provide to its customers to help them sell their products. Additionally, it creates an exceptional platform for Clear Channel to pursue initiatives relating to the Internet and music."

Robert F.X. Sillerman said: "Having known the Mays family for almost 20 years and having watched the spectacular growth of the company and performance of their stock, it was a surprisingly easy decision to accept their offer. In the ever-expanding world of media and entertainment, the combination of distribution and content is becoming increasingly important. While what we have created as the world's leader in live entertainment and sports marketing is gratifying, there is no question that the combination with Clear Channel will accelerate our growth and further strengthen our already excellent prospects. This is a classic win-win situation for our shareholders and for Clear Channel's shareholders."

Under the terms of the agreement, SFX Class A shareholders will receive 0.6 shares of Clear Channel Communications, Inc. common stock for each SFX share, and SFX Class B shareholders will receive one share of Clear Channel Communications, Inc. common stock for each SFX share, on a fixed exchange basis. The transaction is expected to be consummated early in the third quarter of 2000, subject to the vote of SFX's stockholders, and customary regulatory approvals and closing conditions.

Salomon Smith Barney acted as financial advisor to Clear Channel in the transaction. Bear Stearns acted as financial advisor to SFX Entertainment. Lehman Brothers acted as financial advisor to SFX's Committee of Independent Directors.

Clear Channel Communications, Inc. is a global leader in the out-of-home advertising industry with radio and television stations and outdoor displays in 32 countries around the world. Including announced transactions, Clear Channel operates 867 radio and 19 television stations in the United States reaching over 120 million people weekly. Through its wholly owned subsidiary Premiere Radio Networks, Clear Channel reaches 40 million people weekly on 7,800 affiliates. Additionally, Clear Channel has equity interests in over 240 radio stations internationally. Clear Channel also operates more than 550,000 outdoor advertising displays.

SFX Entertainment is the world's largest diversified promoter, producer and presenter of live entertainment events. SFX currently owns and/or operates 120 live entertainment venues in 31 of the top 50 US markets, including 16 amphitheaters in the top 10 markets. In 1999, more than 60 million people attended approximately 26,000 events promoted and/or produced by SFX, including more than 7,000 music concerts, 13,300 theatrical shows, 1,400 family entertainment shows and 520 specialized sports shows.

SFX produces and promotes live music events, as well as develops and manages touring Broadway shows in 55 markets. SFX is also a leading fully integrated sports marketing and management company specializing in the representation of athletes and broadcasters, integrated event management, television programming/production and marketing consulting services in sports, news and other entertainment industries. Additionally, SFX Sports produces and promotes specialized motor sports events.

Certain statements in this release, including the operation and prospects of the combined company, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results performance or achievements of Clear Channel or SFX to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

MEDIA CONTACTS:

SFX Entertainment                               Clear Channel Communications
Dan Klores Associates - Public Relations        Contact: Terri Hunter or
Contact: Sean F. Cassidy                        Lanita Edwards
(212) 981-5233                                  (210) 822-2828


                            * * * * * * * * * * * * *

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY CLEAR CHANNEL COMMUNICATIONS, INC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY CLEAR CHANNEL AT THE COMMISSION'S WEB SITE AT www.sec.gov. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM CLEAR CHANNEL BY DIRECTING SUCH REQUEST TO CLEAR CHANNEL COMMUNICATIONS, INC., 200 CONCORD PLAZA, SUITE 600, SAN ANTONIO, TEXAS 78216, ATTN: INVESTOR RELATIONS, TEL: (210) 822-2828.